

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

April 27, 2010

Brad Nichol
President and Chief Executive Officer
Edge Resources Inc.
Suite 200 Fording Place, 205-9th Ave SE
Calgary, Alberta, Canada
T2G0R3

> **Re: Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)**
> **Registration Statement on Form 20-F**
> **Filed October 20, 2009, as amended April 7, 2010**
> **File No. 0- 52768**

Dear Mr. Nichol:

We have reviewed your filing and response letter dated April 7, 2010 and have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

History and Development of the Company, page 12

1.   We note your response to prior comment 10. Our prior comment asked you to disclose that, *prior to you becoming an oil and gas company in April 2009*, you *were* a shell company. We note that in your Form 20-F for the year ended March 31, 2008, you state that "We are a 'shell company,' as defined in Rule 12b-2 under the Securities Exchange Act of 1934." We also note your disclosure on page 22 that "We did not have any business operations or revenues in the three fiscal years ended March 31, 2009, 2008 and 2007." Please advise. In addition, please provide us with an analysis of whether you were required to comply with Rule 13a-19 of the Exchange Act.

Compensation, page 30

2.   Please disclose all compensation for the last fiscal year as required by Item 6.B of

Form 20-F. For example, discuss the options you granted to your officers and directors in June and September 2009.

Interim Financial Statements

Note 14 – United States Generally Accepted Accounting Principles

c) Interest in unproven resource properties, F-19

3.   Please disclose your method of accounting for your oil and gas activities under U.S. GAAP. We note your disclosure elsewhere which indicates you use the full cost method for Canadian GAAP. To the extent you are also using the full cost method for U.S. GAAP, please refer to Rule 4-10(c)(2) of Regulation S-X and please explain why you are presenting a U.S. GAAP difference for exploration costs.

Financial Statements for Fiscal Year Ended March 31, 2009

General

4.   We note your response to our prior comment number 25. We are unable to locate audited financial statements in your document as required under Rule 3-05 of Regulation S-X relating to your oil and gas property acquisition. Please clarify where such information has been filed or otherwise please provide the financial statements at your earliest opportunity.

5.   We note you have provided certain pro forma information previously requested. Please modify your document to include a pro forma Standardized Measure prepared in a manner consistent with the guidance located in SFAS 69. We note for instance your pro forma Standardized Measure is presented on a pre-tax basis and also presents various outcomes using different discount rates. Please note, such presentations are not contemplated by SFAS 69.

Note 13 – United States Generally Accepted Accounting Principles, page F18

6.   It appears you have restated your U.S. GAAP financial information contained in Note 13. Please refer to paragraph 26 of SFAS 154 and provide the required disclosures in your document.

Engineering Comments

7.   We are still reviewing your Pro Forma Oil and Gas Information. Any engineering comments will be issued in a separate letter.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Mark C. Lee
        via facsimile: (916) 448-1709